UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 1, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 1 July 2011, entitled “Sale of Vodafone’s 24.4% Stake in Polkomtel”.

30 June 2011

SALE OF VODAFONE’S 24.4% STAKE IN POLKOMTEL

Vodafone1 today agreed to sell its entire 24.4% interest in Polkomtel - a leading telecommunications operator in Poland - to Spartan Capital Holdings SP. z o.o, an investment vehicle controlled by Polish businessman Zygmunt Solorz-Zak, for a cash consideration of approximately €920 million (£815 million/ PLN 3.7bn 2) before tax and transaction costs.

The disposal underpins Vodafone’s strategy to realise value from its non-controlled assets. Net proceeds from the sale of Vodafone’s stake will be used to reduce its net debt.

This transaction is part of an agreement between all of the shareholders of Polkomtel to sell their stakes to Spartan Capital Holdings SP. z o.o. The total consideration implies an enterprise value of €4.5bn (£4.0bn / PLN 18.1bn 2) and represents a multiple of 6.4x EBITDA for the year ended 31 December 2010. The transaction is subject to Polish competition authority approval and is expected to complete in the fourth calendar quarter of 2011.

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

Notes

1 The sellers are Vodafone Americas Inc. and Vodafone International Holdings B.V., wholly-owned subsidiaries of the Vodafone Group.

2 At an exchange rate of PLN/EUR of 4.0 and PLN/GBP of 4.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 1 July 2011	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary